Filed by Selina Hospitality PLC pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BOA Acquisition Corp.

Commission File No.: 001-40102

MANAGEMENT PRESENTATION October 2022 CONFIDENTIAL 1

Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between BOA Acquisition Corp. (“BOA”) and Selina Hospitality PLC (the “Company” or “Selina”). The information contained herein does not purport to be all-inclusive and none of BOA, the Company or their respective directors, officers, stockholders or affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation or any other written or oral communication communicated to the recipient in the course of the recipient's evaluation of the Company or BOA. The information contained herein is preliminary and is subject to change and such changes may be material. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of BOA, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The data contained herein is derived from various internal and external sources. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon them merits of the Business Combination or the accuracy or adequacy of this Presentation. Additional Information and Where to Find It This Presentation does not contain all the information that should be considered concerning the proposed Business Combination. In connection with the proposed Business Combination, Selina has filed with the SEC a registration statement on Form F-4. Additionally, BOA has filed with the SEC a definitive proxy statement in respect of the Business Combination. The definitive proxy statement and other relevant documents was mailed to those stockholders of BOA as of August 18, 2022 for voting on the Business Combination, among other matters. Stockholders of BOA and other interested persons are advised to read the definitive proxy statement and any amendments thereto because such documents contain important information about BOA, Selina, and the proposed transactions. Stockholders will also be able to obtain copies of the definitive proxy statement without charge, by directing a request to: BOA Acquisition Corp., 2600 Virginia Ave NW, Suite T23 Management Office, Washington, D.C. 20037. These documents and BOA’s and Selina’s other filings and reports filed with the SEC can also be obtained, without charge, at the SEC's internet site (http://www.sec.gov). INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This Presentation is for informational purpose only and not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. BOA, Selina, and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of BOA is set forth in BOA’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their direct and indirect interests is set forth in the definitive proxy statement and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the SEC as indicated above. 2 DISCLAIMER

Disclaimer Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, including, without limitation, statements regarding the Business Combination and expectations or plans of Selina’s management. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond the control of Selina), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Selina and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against BOA, Selina, or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of BOA or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Selina to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Selina as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Selina may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of the COVID-19 pandemic on Selina’s business and/or the ability of the parties to complete the Business Combination; (12) how we expect to evolve into a community ecosystem; (13) our future financial and business performance; and (14) other risks and uncertainties to be contained in the Registration Statement and the definitive proxy statement included therein. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Selina does not undertake any duty to update these forward-looking statements. This presentation includes Adjusted EBITDA, which is not prepared in accordance with the international financing reporting standards issued by the International Accounting Standards Board (“IFRS”). Selina believes that this non-IFRS financial measure provides useful information to investors about Selina's business and financial performance, enhances their overall understanding of Selina's past performance and future prospects, and allows for greater transparency with respect to metrics used by Selina's management in its financial and operational decision making. Selina is presenting this non-IFRS financial measure to assist investors in seeing Selina's business and financial performance through the eyes of management, and because management believes that this non-IFRS financial measure provides an additional tool for investors to use in comparing results of operations of Selina's business over multiple periods with other companies in Selina's industry. There are limitations related to the use of this non-IFRS financial measure and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance and therefore, Selina's non-IFRS financial measure may not be directly comparable to similarly titled measures of other companies. Thus, this non-IFRS financial measure should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Selina's and BOA’s investors and others are encouraged not to rely on any single financial measure, including Adjusted EBITDA. Adjusted EBITDA is defined as EBITDA, net non-operating and other income (expense), and impairment losses and further excluding non-cash stock-based compensation expense while adding back the annual rent expense on leases which have been capitalized under IFRS. 3 DISCLAIMER

Introduction Business Model Strategic Roadmap Financial Highlights 4

Selina Jaco, Costa Rica

NEW What is Selina Map of Selina Locations Around the Globe Selina is the world's largest lifestyle and experiential hotel business built to address the desires of Millennial and Gen Z travelers 10 We enable travelers to make real and 7 meaningful connections with people, 11 11 8 places and communities by creating 19 2 4 1 unique destinations around the world 18 11 1 3 8 11 5 Our portfolio currently consists of 14 1 1 7 163 locations and approximately 4 2 3 2 43,000 bedspaces , across 25 1 countries and 6 continents 4 Number of hotels in each country 1. Includes 111 Open and 52 Secured locations as of June 30, 2022. 2. Includes 27,415 Open and 16,133 Secured locations as of June 30, 2022. 3.“Bedspaces” is a metric used by Selina to measure the sleeping capacity of a property. Every 5.5 m2 of accommodation INTRODUCTION 6 (sleeping room) area in a property, equals one bedspace. This measure is used, instead of physical beds, to give a static measure of property capacity, by avoiding misleading fluctuations that would arise from changing room mixes in any given property.

We Are One of the Largest Lifestyle Hotel Brands In The World 163 Open + Secured 127 41 33 28 16 16 16 10 9 8 6 4 Freehand JO&JOE The Standard The Hoxton ACE HOTEL Mama Shelter Generator The Student Hotel Citizen Meiniger Hotels Soho House Moxy Hotels Selina 1 First 2012 2016 1998 2006 1999 2008 2006 1995 2008 1995 1999 2014 2015 Opening Countries 1 4 5 6 4 9 11 6 8 9 17 24 25 Source: Company websites, SEC filings where available. Note: Peer locations only includes Open properties. 1. Includes both Open and Secured locations as of June 30, 2022. INTRODUCTION 7 # of Open locations

Our Product is a Complete Experience at a Democratized Price Selina Tel Aviv Beach, Israel Selina Camden, United Kingdom Selina Lisbon, Portugal Selina New York, USA We provide a fully programmed experience at a democratized price point that is more accessible to Millennials and Gen Z than traditional lodging options Traditional Alternative Accommodations / Lodging Hostels INTRODUCTION 8

Company Highlights

Lifestyle at Scale	**163 / ~43,000** Locations[1] / Bedspaces[1]	**25** Countries[1]
Secured Pipeline for Steady Growth	**~$373mm[2]** Commitments from Capital Partners to Fund ~41K Additional Bedspaces	**~90%** of Hotel Conversion Funded by Capital Partners[3]
Loved by Guests And Locals	**54 / 74%** NPS Score,[4] 74% Higher Than Peers[5]	**61%** of F&B Revenue from Local Communities[6]
Path to Profitability	**142%** H1 '22 Revenue growth over H1 '21	**($4.4m)** Adj. EBITDA in H1 '22
Long-Term Strategic Roadmap	**3** Owned, asset-lite brands to enhance experiential offering at Selina locations[8]	**~2.3m** Estimated unique guests and locals visit to Selina in '22[7]

1. Includes Open and Secured bedspaces and countries as of June 30, 2022.
2. As of end of December 31, 2021. Assumes price per bed of $9,094 which implies ~41,000 new beds from the $373 million commitments from Capital Partners.
3. In each of Selina's Capital Partner contracts, Selina is only responsible for funding, at most, pre-opening costs, which are generally 10% of development costs.
4. As of September 2022 for all locations.
5. Peers include: Hilton, Hyatt, Radisson, IHG, Marriot, Airbnb, and Accor; median NPS score of 31 for peer set, data as of September 2022
6. Based on Q1 2021. Measures revenue from non-guests.
7. Company estimate.
8. Refers to Remote Year, SIMS, Mantra.

Selina
INTRODUCTION 9

Selina Lapa Rio de Janeiro, Brazil

Our journey began in a small fishing village in Central America where we brought travelers together in an environment that blended work and travel with an authentic, local experience OUR STORY 11

Selina is Positioned at the Center of a Growing Market With Niche Preferences


$802bn
2021 Global Hotel and Other Travel Accommodation Market[2]

Millennials and Gen Z spend ~$350bn per year on travel[1]



Experiences First

78%

prefer to spend on experiences over material goods[3]



Wellness

830mm

international and domestic wellness trips made by world travelers[4]

Remote Work

By 2028

73%

of all departments are expected to utilize remote workers[5]



Connections

23%

of Millennials travel specifically to meet and befriend other travelers[6]



1. Source: AARP and United Nations World Population Prospects data as of 2019. Selina estimate based on travel spend by generation and population size by generation.
2. Source: "Hotel and Other Travel Accommodation Global Market Report 2021: COVID-19 Impact and Recovery to 2030" by The Business Research Company as of January 2021.
3. Harris Interactive report based on a survey conducted online within the United States by Harris Poll on behalf of Eventbrite from June 27-July 1, 2014 among 2,083 adults ages 18 and older, among which 507 were millennials ages 18-34.
4. Global Wellness Institute 2018 reporting 2017 travel statistics. 5. Upwork's FutureWorkplace Report published on 3/5/2019.
6. The Wandering RV – Millennial Travel Stats published on 2/7/2021.

Selina

BUSINESS MODEL

12

Current Offerings Do Not Cater to the Demands of this Generation… Short-Term Rentals Global Hotel Brands Hostels Limited amenities Minimal experiential capabilities Minimal opportunity to connect with others Poor guest experience Misaligned pricing Inconsistent quality BUSINESS MODEL 13

…Which Has Created What We Believe is a Significant Market Opportunity

We believe there is a significant opportunity to convert existing, poorly appointed room supply to bespoke experience driven destinations developed specifically with the Millennial and Gen Z traveler in mind

Global Demand
$802bn[1]

Global Supply
16.9mm rooms[3]

Only **2 of the 159 brands** owned by large, global hotel companies **are developed for millennial and Gen Z travelers**[5]



Neglected demand
Supply White Space
= ~6.5mm rooms ripe for conversion

43% Travel Spend From Millennials and Gen Z[2] – <3% Rooms Designed for Millennials and Gen Z[4] = 40% Potential Underutilized Supply

1. Global Hotel and Other Travel Accommodation Market Size per "Hotel and Other Travel Accommodation Global Market Report 2021: COVID-19 Impact and Recovery to 2030" report by The Business Research Company as of January 2021.
2. Calculated as $350bn Millennial and Gen Z travel spend divided by Global Demand spend on travel of $802bn.
3. STR Global Reports as of 2020.
4. Selina estimate, which includes ~475K of boutique and soft brand hotel rooms per STR Global Reports as of 2020.
5. Includes Moxy Hotels and Jo&Joe. Based on total hotel brands of Marriott International, Wyndham Hotels & Resorts, Choice Hotels International, Hyatt, Accor Hotels, IHG Hotels & Resorts, and Hilton. Source: STR Global Reports as of 2020.

Selina BUSINESS MODEL 14

Selina Built an Efficient Business Model to Address this Market Opportunity

Source

Identify underperforming hotels through proprietary technology

—

80%+ of deals executed off-market and without brokers[1]

—

20%+ discount to market lease prices[2]

Convert

Local experience boards create **hyper-local concepts**

—

~140 days to convert[3]

—

Increase density of beds per location

—

Add new revenue generating products such as co-working and F&B

Activate and Operate

Plug converted destination into Selina's **hospitality technology platform**

—

Partner with local F&B providers to attract locals and experience seeking travelers

—

Activate programming and content strategy

—

43% of location revenue generated from non-room products (e.g., co-work, experiences, and F&B)[4]



Selina

1. Based on 169 deals since 2014. 80% includes deals sourced by Selina employees.
2. Market lease rates based on internal analysis done prior to Selina closing transactions on the last 27 deals from mid-2019 to April 23, 2021.
3. Average of last 20 locations opened between March 2020 – June 2021. Conversion time is the time between Selina receiving keys to begin Selina's own conversion, and opening, excluding months where development could not occur due to COVID-19 restrictions.
4. Based on Q1 and Q2 2022. Calculated as F&B and Experience revenue divided by total revenue.

BUSINESS MODEL 15

Our Capabilities Have Enabled Selina to Scale Rapidly over 6 Years TODAY ~12,000 BEDSPACES 54 ~43,000 LOCATIONS 1,2 BEDSPACES 163 1,3 ~2,400 LOCATIONS 2019 BEDSPACES Includes Open & Secured 16 LOCATIONS ~250 BEDSPACES 2 2017 LOCATIONS 2014 1.Today, as of June 30, 2022. 2. Includes 111 Open and 52 Secured locations as of June 30, 2022. 3. Includes 27,415 Open and 16,133 Secured bedspaces as of June 30, 2022. BUSINESS MODEL 16

We Have Proven the Ability to Improve Existing Supply through a Value-Add Conversion Process 1 We convert old, tired hotels into exciting, contemporary locations that generate, on average, a 2.4x increase in revenue compared to prior hotel operators Urban Remote BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 2 2 Lisbon, Puerto Viejo, 2.9x 5.9x Portugal Costa Rica BEFORE AFTER BEFORE AFTER Revenue Uplift Revenue Uplift 2 2 Rio de Janeiro, Red Frog, Brazil 3.6x Panama 7.4x 1. Calculated as total revenue uplift over previous operators based on sample of 32 hotels from Guatemala, Costa Rica, Panama, Mexico, Peru, UK, Portugal, Ecuador, Argentina, Colombia, and Israel for properties for which we are able to source pre-Selina revenue figure. Pre-Selina revenues provided by landlord, and are last full year of operations pre-Selina. Selina figures are 2019 FY (if open for less than full year then revenue is annualized) or 2021 FY for properties opened in 2020. 2. Based on 2019 Selina Unit-Level Revenue divided by pre-Selina Unit-Level Revenue. BUSINESS MODEL 17

Our Brand is Loved by Guests And Locals Alike 1 ~32% NPS Benchmarking Of Guests in YTD 54 ‘22 Are Return 2 Bookers Selina’s NPS is ~74% higher than the median of global hotel companies (31 NPS); while the Selina brand is significantly younger 37 35 34 61% 31 29 29 Of F&B Revenue from Local 3 Communities 22 62% Of Guests Say They Made a 4 Friend 1. Source: Company data and Comparably.com. NPS as of September 2022. 2. Defined as customers who have checked into a Selina in the past. YTD ‘22 means as of September ‘22. BUSINESS MODEL 18 3. Based on Q1 2021. Measures revenue from non-guests. 4. Data for YTD September 2022.

Guests Are Seeking Out Our Destinations, Which Is Driving Growth in Our Direct Sales Channels Web and App % of Room Revenue 29% 25% 15% 11% 2019 2020 2021 H1 2022 Web and App share of room revenue has grown over 2x since 2019 as we continue to make major improvements to our booking experience Direct Sales % of Room Revenue 56% 52% 42% 41% 2019 2020 2021 H1 2022 Direct sales share of room revenue has grown to over 55% as OTA dependence falls 19 BUSINESS MODEL

We are Backed by Strong Real Estate Partners Select Landlord and Real Estate Partners 1 Ø $373m of allocated capital , indicating Backed by world-class landlords and real estate partners, confidence of our investors to grow the maintaining strong relationships brand globally Investor Description Ø Backed by a set of strong real estate Publicly traded in Israel; one of the largest developers and managers of real estate Hagag Group partners who have deployed capital into projects in the country and abroad buying and renovating their properties to Selina specifications One of Mexico’s most innovative real estate and financial advisory services firm Ø Through COVID, Selina did not exit any Independent Investment Manager in Brazil operating location and worked with various publicly traded real estate funds under management in the country collaboratively with our landlords and investors to maintain its operations Third largest listed real estate company in despite limited revenue Europe with over €24bn of unencumbered real estate managed within Germany, Netherlands and other parts of Europe 1.As of December 31, 2021. 20 BUSINESS MODEL

Selina Isla Mujeres, Mexico

On our way here Where We Are Today Highly differentiated, locally authentic product Lifestyle Brands Global scale (30+ countries) Large Hotel Brand Owners Selina already provides a more authentic experience than smaller boutique brands, with a clear roadmap to achieve the scale of traditional hoteliers Operational Excellence at Scale 22 STRATEGIC ROADMAP Uniqueness of Experience

We Intend to Leverage Our Scaled Infrastructure into a Creative Portfolio of Experiential Offerings Benefits to the Sales Ecosystem Experiential Capabilities • We are creating products that offer experiences at On-site • Tours, wellness, surf, ski, live music, workshops, our locations but operate in an asset-lite manner co working experiences with no long term liabilities or inventory • Extended stay programs and membership • This allows us to activate our hotels with these (including Selina CoLive product) offerings during shoulder seasons and off seasons • Many Remote Year members sleep and work in Selina locations during their programs • Ultimately, this strategy leads to increased • Production of music festivals and large scale occupancy and TrevPOBs across our portfolio events New! • Majority of SIMs events will be produced in • By expanding our experiential offerings we will also Selina venues expand the size of our community and capture a • Wellness retreat operator for B2B and B2C larger share of their wallets • Majority of Mantra retreats will be produced in New! Selina venues 23 STRATEGIC ROADMAP

Opportunity How We Will Evolve into a Community Ecosystem Global community of members Selina will leverage its strong physical and experiential layers to capture frequent and long term recurring interactions with its community of guests and locals Community Our guests want more than just rooms to stay in and demand constant content; so, we are currently expanding our experiential Constant content, programming, events, retreats, festivals, and more offerings to meet this need Experiential We have successfully delivered locally inspired hospitality offerings in sought after Global hotel network with accommodation, coworking, and F&B destinations that are loved by our guests Physical 24 STRATEGIC ROADMAP Future In Process Complete

Selina Puerto Viejo, Costa Rica

Key Financial Highlights Proven Track Record of Growth, Despite COVID Impacted Years Leading to a Diversified and Unique Portfolio of Assets With Improved Operational Performance Y-o-Y And Strong Economies of Scale Opportunities Resulting In A Clear Path to Profitability FINANCIAL HIGHLIGHTS 26

Proven Track Record of Growth 1 Countries +14% Steady pipeline of properties sourced for development 30 +32% 25 25 coupled with support from local capital partners 22 19 20 Past experience enables successively higher rate of growth 10 in new locations and additional bedspaces even during industry downturn resulting from COVID 0 FY 2020 FY 2021 1H 2021 1H 2022 1 Open Locations 1 Open Bedspaces +31% +43% 27,415 30,000 120 +27% 111 +23% 23,408 100 100 19,129 18,411 20,000 85 81 80 10,000 60 40 0 FY 2020 FY 2021 1H 2021 1H 2022 FY 2020 FY 2021 1H 2021 1H 2022 1. At period end FINANCIAL HIGHLIGHTS 27

Diversified Portfolio of Assets 1H 2022 Revenues by Region 1H 2022 Revenues by Country (Top 5) Mexico & Central Mexico Guatemala America 20% 22% 22% Others 35% Costa Rica 13% USA 12% South US APAC America 12% 1% Panama Israel EMEA 22% 9% 11% 21% 1H 2022 Revenues by Country Type 1H 2022 Revenues by Location Type Developed 34% Non-Urban 42% Emerging Urban 66% 58% FINANCIAL HIGHLIGHTS 28

Steady Growth in Top Line Drivers

Occupancy Rate


50%
40%
30%
20%
10%
0%
+68%
19.6%
32.9%
+60%
28.4%
45.5%
FY 2020
FY 2021
1H 2021
1H 2022

Daily Total Revenue Per Occupied Bed (TRevPOB)[1]


$60
$40
$20
$0
+35%
$34.03
$45.86
+24%
$42.45
$52.45
FY 2020
FY 2021
1H 2021
1H 2022

Daily Total Revenue Per Occupied Bedspace (TRevPOBs)[2]


$50
$40
$30
$20
$10
$0
+18%
$29.69
$35.13
+10%
$35.61
$39.24
FY 2020
FY 2021
1H 2021
1H 2022

Total Revenue Per Bedspace[3]


$8,000
$6,000
$4,000
$2,000
$0
+99%
$2,118
$4,219
+77%
Annualized
$3,657
$1,829
Annualized
$6,466
$3,233
FY 2020
FY 2021
1H 2021
1H 2022

Selina

1. Defined as total revenue, excluding Remote Year revenue, for any given property, divided by the number of beds sold in that same period.
2. Defined as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period
3. Defined as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period.

FINANCIAL HIGHLIGHTS 29

Improved Operational Performance Y-o-Y Total Revenues Revenue growth continues to be driven primarily by strong 92.7 100 86.5 +142% increase in same store performance for H1 ‘22 +164% 75 1 50 On a same store basis , H1 ‘22 revenue increased 96% to 35.8 35.2 $67 million for the 85 properties owned and operated in both 25 periods 0 FY 2020 FY 2021 1H 2021 1H 2022 2 Adjusted EBITDA Cash Flow from Operations 0 0 (10) (4.4) (10) (8.3) (9.8) (10.5) (20) (20) (30) (30) (25.8) (30.7) (40) (40) (41.1) (43.7) (50) (50) FY 2020 FY 2021 1H 2021 1H 2022 FY 2020 FY 2021 1H 2021 1H 2022 1. Same store results refers to the performance of properties open on or before December 31, 2020. 2. Adjusted EBITDA is a non-IFRS measure. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in FINANCIAL HIGHLIGHTS 30 associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. See IFRS net loss reconciliation table ($m) ($m) ($m)

Opportunities to Continue Driving Economies of Scale Corporate Overhead Expenses 150% Progress toward profitability achieved through increase in scale, coupled with a focus on operational efficiency and 92.8% cost controls 100% Our Corporate Level Overhead costs continue to decrease as 50% 32.2% a % of revenue, signifying operational efficiency which led to 20.8% near-breakeven EBITDA margins for H1’ 2022 0% FY 2020 FY 2021 1H 2022 (3.4%) (27.8%) (50%) (100%) (124.4%) (150%) Corporate Expenses as % of Revenue Adjusted EBITDA Margin FINANCIAL HIGHLIGHTS 31

IFRS Net Loss to Non-IFRS Adjusted EBITDA Reconciliation 1 1. Finance costs, net includes interest expense on loans, leasing arrangements, unrealized foreign exchange losses on these liabilities, mark-to-market of financial liabilities related to the convertible instrument and, in 2021, loss on extinguishment of debt FINANCIAL HIGHLIGHTS 32